Exhibit (a)(5)(lvii)
Lionel Z. Glancy (SBN #134180)
Michael Goldberg (SBN #188669)
GLANCY BINKOW & GOLDBERG LLP
1801 Avenue of the Stars, Suite 311
Los Angeles, CA 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160 info@glancylaw.com
Local Counsel for Plaintiff Joel A. Gerber
[Additional Counsel on Signature Page]
UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF CALIFORNIA

JOEL A. GERBER, Individually and On Behalf	)	Case No. CV 09 0785
Of All Others Similarly Situated,	)
)
Plaintiff,	)	CLASS ACTION COMPLAINT FOR
-vs.	)	VIOLATION OF SECURITIES LAWS
)
ROCHE HOLDING LTD and ROCHE	)
INVESTMENTS USA INC.,	)	JURY TRIAL DEMAND
)
Defendants.	)
)

     Plaintiff Joel A. Gerber, by his undersigned attorneys, for his class action complaint against defendant, alleges upon knowledge as to his own acts and upon information and belief as to all other matters, based upon the investigation made by and through his attorneys, which investigation included, inter alia, reviewing Securities and Exchange Commission (“SEC” filings, press releases, analyst reports, news articles and/or other materials as follows:
NATURE OF ACTION
          1.      Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendant, who own the securities of Genentech, Inc. (“Genentech”) and who are similarly situated, for compensatory damages and injunctive relief. Plaintiff seeks injunctive relief herein, inter
CLASS ACTION COMPLAINT FOR VIOLATION OF SECURITIES LAWS

alia, to enjoin the consummation of a Tender Offer, announced on February 9, 2009, whereby Roche Holding LTD, through its wholly-owned subsidiary Roche Investments USA Inc. (collectively “Roche” or the “Buyer”) has commenced a tender offer to acquire the remaining approximately 44% of Genentech’s outstanding shares of common stock that it does not already own for $86.50 per share in cash in a transaction valued at approximately $42 billion (the “Tender Offer”). Alternatively, in the event that the Tender Office is completed, plaintiff seeks to recover damages caused by the breach of fiduciary duties and misleading tender offer materials owed by defendant to the Company’s shareholders.
          2.      The Tender Offer, as more particularly alleged herein, constitutes a breach of Roche’s fiduciary duties owed to Genentech’s public shareholders, is being made at an inadequate price and the material filed with the SEC and distributed to Genentech shareholders contains misstatements and omissions in violation of Section 14(e) of the Securities Exchange Act of 1934 (the “Exchange Act”).
JURISDICTION AND VENUE
          3.      This action is brought to remedy violations of Section 14(e) of the Exchange Act, 15 U.S.C. § 78n, (e) and Section 20 of the Exchange Act, 15 U.S.C. § 78t.
          4.      The subject matter jurisdiction of this Court is based upon, inter alia, Section 27 of the Exchange Act, 15 U.S.C. § 78aa, 28 U.S.C. § 1331, and 28 U.S.C. § 1367.
          5.      Venue is properly laid in this District because many of the acts, transactions, and conduct constituting violations of law complained of occurred herein. Genentech is headquartered in this District.
          6.      In connection with the acts, conduct, and other wrongs complained of herein, defendants, directly and indirectly, used the means and instrumentalities of interstate commerce, including the mails, telephone communications, and the facilities of national securities markets.
CLASS ACTION COMPLAINT FOR VIOLATION OF SECURITIES LAWS

PARTIES
          7.      Plaintiff Joel A. Gerber, at all times relevant hereto, has been the owner of Genentech common stock.
          8.      Defendant Roche Holding LTD is a joint stock company organized under the laws of Switzerland. At all times relevant hereto, defendant Roche Holding LTD has owned approximately 56% of Genentech’s issued and outstanding shares of common stock.
          9.      Defendant Roche Investments USA Inc. is a Delaware corporation. It is an indirectly wholly-owned subsidiary of Roche Holding LTD formed for the purpose of making the Tender Offer.
CLASS ACTION ALELGATIONS
          10.     Plaintiff brings this action on his own behalf and as a class action, on behalf of all stockholders of Genentech, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with the defendants, who are threatened with injury arising from defendants’ actions as is described more fully below (the “Class”).
          11.     This action is properly maintainable as a class action.
          12.     The Class is so numerous that joinder of all members is impracticable. As of February 9, 2009, Genentech had approximately 490 million shares of common stock outstanding other than those owned by Roche Holding Ltd. The number and identities of the record holders of the Genentech securities can easily be determined from the stock transfer journals maintained by Genentech or its agents. The disposition of their claims in a class action will be of benefit to the parties and to the Court.
          13.     A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted, and no unusual difficulties are likely to be encountered in the management of

CLASS ACTION COMPLAINT FOR VIOLATION OF SECURITIES LAWS

this action as a class action. The likelihood of individual class members prosecuting separate claims is remote.
          14.     There is a well-defined community of interest in the questions of law and fact involved affecting the members of the Class. Among the questions of law and fact which are common to the Class, which predominate over questions affecting any individual class member are, inter alia, the following:
               (a)      Whether the Tender Offer document contains misleading statements in violation of Section 14(e) of the Exchange Act;
               (b)      Whether Roche owes fiduciary obligations to Genentech’s stockholders;
               (c)      Whether the Tender Officer price is adequate; and
               (d)      Whether plaintiff and the other members of the Class would be irreparably damaged were the Tender Offer completed.
          15.     Plaintiff is a member of the Class and is committed to prosecuting this action. Plaintiff has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of the other members of the Class, and plaintiff has the same interests as the other members of the Class. Plaintiff does not have interests antagonistic to or in conflict with those he seeks to represent. Plaintiff is therefore an adequate representative of the Class.
          16.     The likelihood of individual Class members prosecuting separate individual actions is remote due to the relatively small loss suffered by each class member as compared to the burden and expense of prosecuting litigation of this nature and magnitude. Absent a class action, defendants are likely to avoid liability for their wrongdoing, and class members are unlikely to obtain redress for their wrongs alleged herein. There are no difficulties likely to be encountered in the management of the Class claims. This Court is an appropriate forum for this dispute.
CLASS ACTION COMPLAINT FOR VIOLATION OF SECURITIES LAWS

SUBSTANTIVE ALLEGATIONS
          17.     Genentech, founded in 1975, is a biotechnology company that engages in the discovery, development, manufacture, and commercialization of pharmaceutical products in the United States. The company sells its products to wholesalers, specialty distributors, or directly to hospital pharmacies.
          18.     Genentech is approximately 56% owned by Roche, a leading Swiss pharmaceutical company. Pursuant to an Affiliation Agreement dated July 22, 1999 (the “Affiliation Agreement”) and the Company’s bylaws, Roche is entitled to representation on the Board proportional to its ownership of Genentech’s common stock. Out of the seven members currently comprising the Board, three, William M. Burns, Erich Hunziker, and Jonathan K.C. Knowles, are designees of Roche.
          19.     On July 21, 2008, Genentech announced that it received a bid from Roche Holding LTD to buy the remainder of Genentech stock it does not already own for $89.00 per share in cash in a transaction valued at approximately $43.7 billion.
          20.     That initial offer was unfair because, among other things, the intrinsic value of Genentech’s stock was in excess of the $89.00 value, giving due consideration to the possibilities of growth and profitability of Genentech in light of its business, earnings and earnings power, present and future.
          21.     On July 18, 2008, the last trading day before Genentech announced defendant Roche Holding LTD’s acquisition proposal, shares of Genentech common stock closed at $81.82 per share on the New York Stock Exchange (the “NYSE”). The acquisition price of $89.00 thereby represented a premium of only 8.8% of the trading price of Genentech stock. Such a meager premium can hardly be considered to be maximizing shareholder value for their shares of the Genentech stock.
          22.     Genentech’s financial statements demonstrate how it was experiencing significant
CLASS ACTION COMPLAINT FOR VIOLATION OF SECURITIES LAWS

growth in revenue, placing its inherent value above the consideration being offered in the initial offer. For instance, in its 10-K filing with the SEC, Genentech reported that its total operating revenue in 2007 was $11.7 billion, an increase of 26% from $9.28 billion in 2006. It also reported that its product sales in 2007 were $9.44 billion, an increase of 24% from $7.64 billion in 2006. Equally impressive was the 47% increase in royalty revenues, to $1.98 billion in 2007, from $1.35 billion in 2006. Further, Genentech reported that its net income in 2007 was $2.77 billion, an increase of 31% from $2.11 billion in 2006.
          23.     Indeed, the financial analysts have praised Genentech as being a highly attractive acquisition target. CNBC.com, in a July 21, 2008 article entitled “Big Pharma is Scrambling to Buy More Biotech Firms” (“CNBC July 21, 2008 Article”) reported that American biotech companies in general and Genentech in particular, have recently become lucrative buys in view of increasing demand for so-called “large molecule” biotech drugs and the weakening dollar. The CNBC July 21, 2008 Article provided in relevant part that:

Roche Holdings’ $43.7 billion bid to buy out the remainder of Genentech highlights drugmakers’ growing reliance on biotech products as conventional medicines are cannibalized by generics.
The deal would be the largest biotechnology acquisition ever, reflecting Genentech’s unrivalled position in cancer, and comes on the heels of a spat of big-ticket purchases.
Industry analysts expect more to follow.
“Big Pharma is looking to spread its wings and bolster its pipeline,” said Simon Friend, global pharmaceutical leader at PricewaterhouseCoopers.
“Just about every major drug company you talk to says they are devoting a much higher proportion of their own research and investment in stuff they are buying to biotech,” said Paul Diggle, an analyst at Nomura Code.

* * *
CLASS ACTION COMPLAINT FOR VIOLATION OF SECURITIES LAWS

Drugmakers are scrambling to secure promising pipelines and technologies to ensure future growth as many of the world’s top conventional, or small molecule, drugs face patent loss over the next five years.
Biotech drugs look to be a better bet, with sales growing over 12.5% in 2007, more than double the rate of overall pharmaceutical sales, according to IMS Health.
U.S.-based Genentech’s cancer drug Avastin is widely expected to become the world’s biggest selling drug next decade, as its use expands into additional and earlier treatment settings.
Large molecule biotech drugs are also less exposed to generics, since they are much more complex to manufacture.
A weak dollar has increased the attraction of assets in the United States, which remains the centre of biotech research.
That, coupled with recent stock market turmoil, means some large overseas companies are scenting value.
“Given the current economic environment, the valuation of a number of public biotech businesses is particularly attractive, so you may see a bubble of biotech M&A,” said Ian Oliver, a senior manager in the life sciences team at Ernst & Young.
Last year was already a record year for biotech mergers, acquisitions and strategic alliances, according to Ernst & Young, with deals worth potentially $60 billion clinched in the United States, while $34 billion was done in Europe. (Emphasis added.)

          24.     The CNBC July 21, 2008 Article also reported that many financial analysts have noted that the Roche Holding LTD’s offer for Genentech was underpriced.
The Swiss group is an unusual position as the majority owner of Genentech but, even so, it may need to put more cash on the table to win over the minority shareholders.
Its offer of $89 a share represents a premium of just 8.8 percent, which looks measly compared with an average 63 percent, according to Credit Suisse, for recent pharmaceutical buys of biotech companies.
CLASS ACTION COMPLAINT FOR VIOLATION OF SECURITIES LAWS

Roche – whose option on Genentech’s pipeline products expires in 2015 – insists its offer is fair and generous but the market is betting on more, with Genentech shares rising 14 percent to just over $93 in early U.S. trade on Monday.
“Ultimately, we see an upward revision to $89 a share and view the initial offer as a first step,” said JP Morgan analyst Geoffrey Meacham.
Another risk is that Roche may lose top talent at Genentech by bringing the business fully into the Roche fold. (Emphasis added.)

          25.     On the same day, MarketWatch, an online financial publication, in an article entitled “Roche bids $43.7 billion for rest of Genentech,” touted the expected long term growth of Genentech:
...Genentech is still considered to possess one of the brighter product pipelines in the biotech industry, giving it one of the largest market capitalizations in the pharmaceutical industry.
On July 14, Genentech said second-quarter royalty revenue from overseas sales jumped 30% from last year to $629 million, due to higher sales and currency translations.
* * *
Some analysts didn’t rule out the need for a sweetened offer. Societe Generale said in a note to clients that a higher bid may be needed to convince Genentech’s minority shareholders, considering that Roche didn’t hold discussions with Genentech’s management before making the offer and that Genentech’s share price hit $100 back in 2005.
* * *
Over the past decade Roche, which bought its controlling stake in Genentech in the early 1990s has grown increasingly dependent on the U.S. company’s stable of ground-breaking cancer drugs to boost profit. (Emphasis added).

          26.     Further, upon the announcement of Roche Holding LTD’s bid for Genentech, The Wall Street Journal, in an article entitled “Roche Offers to Buy Full Stake in Genentech” (the “July 21, 2008, WSJ Article”) reported that the offer could compromise the Company’s independence,
CLASS ACTION COMPLAINT FOR VIOLATION OF SECURITIES LAWS

considered essential to Genentech’s continued success with advancement of its biopharmaceutical products and technology, and thus the Company’s long-term growth and business prospects:
Buying the rest of Genentech would be an ambitious but risky move for Mr. Schwan, who took the reins of [Roche] in March. It would give Roche, which is based in Basel, full control of one of the world’s most productive biotech firms. But it could in some ways undermine the independence that both Roche and Genentech have always maintained is critical to Genentech’s success. That success has been crucial to development of the next generation of new medicines.
* * *
Roche has become increasingly dependent on Genentech’s stable of cancer drugs for both sales and profits in recent years. Drugs developed by Genentech contributed nearly a third of Roche’s total sales of 46.1 billion Swiss franks, or about $45 billion, in 2007.
Because several of Genentech’s products have near-monopoly positions in their respective markets, they command very high prices and are extremely profitable. Roche already consolidates Genentech sales in its profit-and-loss statements.
Since Roche bought control of Genentech, the latter has brought to market a slew of cutting-edge medicines that have racked up sales of more than $1 billion a year, including Avastin, Rituxan and Herceptin for various forms of cancer. Indeed 2007 sales of Avastin and Rituxan both topped $2 billion world-wide. As part of the two companies’ arrangement, Genentech sells the drugs inside the U.S. and Roche outside the U.S.
If Roche buys the rest of Genentech, a big question is what will become of the biotech company’s independence. ...
When Roche first acquired the majority stake in Genentech, it prompted an exodus of many Genentech scientists, who left to set up other biotech companies, many in the San Francisco Bay Area. Anticipation that Roche would take the company over completely in 1999 put other scientists and executives on headhunters’ lists. (Emphasis added.)

          27.     Accordingly, defendant Roche Holding LTD’s initial offer was grossly unfair, inadequate and provide value to Genentech’s stockholders substantially below the fair or inherent value
CLASS ACTION COMPLAINT FOR VIOLATION OF SECURITIES LAWS

of the Company. Taking into account the current and historical values of Genentech stock, the strength of its business, revenues, cash flow, and earnings power, the intrinsic value of the equity of Genentech is materially greater than the consideration contemplated by the initial offer price.
          28.     Subsequent to the initial offer, numerous meetings between representatives of Roche AG Holdings and Genentech occurred.
          29.     During these meetings, representatives of Genentech informed Roche Holding LTD that Genentech would consider an offer of $112 per share.
          30.     On January 30, 2009, Roche announced its intention to make the Tender Office and commenced such on February 9, 2009.
          31.     Then, on February 9, 2009, defendant Roche filed the Tender Offer document which offered to acquire all of Genentech’s outstanding shares at $86.50 cash, even less than the initial offer price and thus even more unfair. According to an Associated Press article dated February 9, 2009:
Roche’s latest offer, $2.50 per share less than an offer rejected by Genentech directors in July, has sparked concern from analysts that key personnel at the biotech pioneer could leave, depending on any potential deal. Roche estimated the deal’s value at $42 billion in a regulatory filing Monday.
Roche said its new offer is aimed directly at shareholders, bypassing the board. The offer is significantly lower than the $100-per-share value analysts had been touting for several months.

          32.     According to a New York Times article of February 10, 2009:
Roche also said in the filings on Monday that after buying tendered shares, it planned to exercise its right to increase its representation on Genentech’s board to be proportional to its stake in the company, which would give it a majority on the board. It now holds 3 of 7 seats.
* * *
In November, Genentech presented a long-range business forecast, which was used to justify a value of the company at $112 to $115 a share.
* * *

CLASS ACTION COMPLAINT FOR VIOLATION OF SECURITIES LAWS

Roche said it was somewhat less optimistic than Genentech that Genentech’s drug Avastin would be successful in trials testing it as a treatment for colon and lung cancer after surgery. The drug currently is approved only to treat cancers that have recurred or spread. Postsurgical use could add more than $1 billion to sales of Avastin, which were $2.7 billion in the United States in 2008.
Analysts expect many stockholders will not tender their shares, on the expectation that if Avastin succeeds in the adjuvant colon cancer trial in April, Genentech’s shares will shoot up well past Roche’s offer.

          33.     The Tender Offer filing, in addition to offering Genentech’s shareholders an inadequate price, notwithstanding Roche’s fiduciary obligations to the Class members is false and misleading for, inter alia, the following reasons:
               (a)      At page 27 of the Tender Offer, two transactions are listed that fail to meet the stated criterion of transactions since 2003 exceeding $1 billion where the acquirer owed more than 50% of the outstanding shares prior to the transaction and sought 25-50% of the outstanding shares through the acquisition. These two transactions were Royal Dutch Shell’s acquisition of Shell Canada (acquired only 22%) and News Corp.’s acquisition of Fox Entertainment (already owned 82% of Fox shares and had 97% of voting power.
               (b)      Numerous additional transactions that matched the stated criteria, including at least 30 international transactions, were not included in the list.
               (c)      Although the Tender Offer document states that the Buyer’s interest is different from that of the Genentech stockholders, it does not make clear the fiduciary relationship between the Buyer and the Class members, thereby requiring Buyer to tender for the Genentech shares at a fair price.

CLASS ACTION COMPLAINT FOR VIOLATION OF SECURITIES LAWS

CLAIM I
VIOLATION OF SECTION 14(e) OF THE EXCHANGE ACT
          34.     Plaintiff repeats and realleges each and every allegation contained in each of the foregoing paragraphs as if set forth fully herein.
          35.     This claim, pursuant to Section 14(e) of the Exchange Act promulgated by the SEC thereunder, is brought directly against each defendant.
          36.     Defendants caused to be issued the Tender Officer which was materially false and misleading in that it contained false and misleading statements, and failed to disclose material information, as set forth above.
          37.     Defendant Roche sought to secure Genentech’s by means of the materially false and misleading information.
          38.     Had the individual defendants disclosed in the Proxy Statement the omission described herein, Genentech would not tender their shares unless the tender consideration was increased materially.
          39.     As a result of the foregoing, the defendants have violated Section 14(e) of the Exchange Act promulgated by the SEC thereunder.
          40.     Plaintiff and the Class have sustained damages by reason of defendant’s misrepresentations as described herein equal to the difference between the tender consideration of $86.50 per share and the higher amount which the shares were worth.

CLASS ACTION COMPLAINT FOR VIOLATION OF SECURITIES LAWS

CLAIM II
VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT
          41.     Plaintiff repeats and realleges each and every allegation contained in each of the foregoing paragraphs as if set forth fully herein.
          42.     Defendant Roche, by virtue of their positions, stock ownership, and/or specific acts described above, were, at the time of the wrongs alleged herein, controlling persons within the meaning of Section 20(a) of the Exchange Act.
          43.     Defendant Roche had the power and influence and exercised the same to issue the tender at an inadequate price having inside information as to Genentech’s true value.
CLAIM III
VIOLATION OF FIDUCIARY OBLIGATIONS
UNDER SUPPLEMENTAL JURISDICTION
          44.     Plaintiff repeats and realleges each and every allegation contained in each of the foregoing paragraphs as if set forth fully herein.
          45.     If the Tender Offer is completed, plaintiff and the Class will be damaged. The Tender Offer is wrongful, unfair, and will deny Genentech’s shareholders their right to share proportionately in the true value of its valuable assets, profitable business, and future growth in profits and earnings.
          46.     Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to exclude plaintiff and the Class from the fair proportionate share of Genentech’s valuable assets and businesses, all to the irreparable harm of the Class.
          47.     Plaintiff and the Class have no adequate remedy of law.
          48.     Plaintiff demands trial by jury.
CLASS ACTION COMPLAINT FOR VIOLATION OF SECURITIES LAWS

WHEREFORE, plaintiff, on behalf of itself and the Class, prays for judgment and relief as follows:
          A.     Declaring this action to be a proper class action and certifying plaintiff as the representative of the Class under Rule 23 of the Federal Rules of Civil Procedure;
          B.     Awarding plaintiff and the Class damages, together with appropriate prejudgment interest at the maximum rate allowable by law;
          C.     Awarding plaintiff and the Class their costs and expenses for the litigation, including reasonable attorneys’ fees and other disbursements; and
          D.     Granting such other and further relief as may be necessary and appropriate.

Dated: February 17, 2009	Respectfully Submitted, GLANCY BINKOW & GOLDBERG LLP
	By:	/s/ Lionel Z. Glancy
Lionel Z. Glancy (SBN #134180)
Michael Goldberg (SBN #188669) 1801 Avenue of the Stars, Suite 311 Los Angeles, CA 90067
		Telephone:	(310) 201-9150
		Facsimile:	(310) 201-9160 info@glancylaw.com
Robert I. Harwood HARWOOD FEFFER LLP 488 Madison Avenue New York, NY 10022
		Telephone:	(212) 935-7400
		Facsimile:	(212) 753-3630
Jeffrey H. Squire BRAGAR WEXLER EAGEL & SQUIRE, P.C. 885 Third Avenue, Suite 3040 New York, New York 10022
		Telephone:	(212) 308-5858
		Facsimile:	(212) 486-0462
Attorneys for Plaintiff Joel A. Gerber
CLASS ACTION COMPLAINT FOR VIOLATION OF SECURITIES LAWS